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                                                                  Exhibit (c)(2)

                                                          [RYAN BECK & CO. LOGO]

November 30, 2004

Hanover Foods Corporation
1486 York Road
P.O. Box 334
Hanover, PA 17331
Attention: Special Independent Committee of Board of Directors

Gentlemen:

We understand that Hanover Foods Corporation ("Hanover") proposes to purchase for cash all shares of Hanover's Class A common stock (the "Shares") held by shareholders of record who own 15 or fewer Shares. Hanover proposes this offer in order to reduce the number of holders of record of Hanover's Shares to less than 300 so that Hanover can terminate the registration of its Shares under the Securities Exchange Act of 1934 (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in a draft Offer to Purchase dated November 29, 2004.

You have requested our opinion, as investment bankers, as to the fairness of the Proposed Transaction to holders of the outstanding shares of common stock of Hanover (the "Holders"). Ryan Beck & Co., Inc. ("Ryan Beck") as a customary part of its investment banking business, is continually engaged in the evaluation of corporate transactions and businesses and their securities in connection with mergers and acquisitions, public underwritings, private placements and valuations for corporate and other purposes. We were retained in September 2004 by the Special Independent Committee of the Board of Directors of Hanover (the "Special Committee") to render a fairness opinion and did not act as Hanover's financial advisor in connection with, nor did we participate in the deliberations that lead to, the Proposed Transaction. We will receive a fee for our services, a significant portion of which is dependent upon our readiness to deliver our opinion, regardless of whether the opinion is in the affirmative or the negative, and reimbursement of our expenses. In the ordinary course of our business as a broker-dealer, we may actively trade equity securities of Hanover for our own account and the account of our customers, and, accordingly, may at any time hold a long or short position in such securities. Ryan Beck does not presently make a market in the Shares of Hanover. Ryan Beck may be a market maker in Hanover's Shares on the Pink Sheets, consistent with Ryan Beck's regulatory obligations.

In connection with this opinion, we have reviewed, among other things:

     - the draft Offer to Purchase;

     - the draft Schedule 13E-3;


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     Ryan Beck & Co., Inc. 650 Madison Avenue, 10th Floor New York, NY 1022
                         212.407.0500 212.407.0898 Fax

www.ryanbeck.com                                                Member NASD/SJPC
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                                                          [RYAN BECK & CO. LOGO]

Special Committee of the Board of Directors
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   -     the September 30, 2004 valuation report prepared by Gocial Gerstein,
         LLC;

   - the 10-K, as amended, filed by Hanover for the fiscal year ended May 30, 2004;

   - the 10-Q filed by Hanover for the quarterly period ended August 29, 2004;

   -     the historical market prices and trading volume of Hanover's Shares;
         and

   - Hanover's projections for the fiscal year ending May 29, 2005 prepared by its management.

We have also held discussions with members of the senior management of Hanover regarding their assessment of the past and current business operations, financial condition and future prospects of Hanover. In addition, we have:

   -     toured Hanover's facilities in Hanover, Pennsylvania;

   - reviewed certain information regarding expenses incurred by Hanover in connection with its status as a publicly-traded company; and

   - reviewed certain information regarding expenses which would be expected to be incurred by Hanover in connection with complying with Section 404 of the Sarbanes-Oxley Act of 2002.

-
In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for the purposes of this opinion, whether publicly available or provided to us by Hanover, and we have not assumed any responsibility for independent verification of such information. Ryan Beck and Hanover have assumed the price to paid to the holders of the Shares is fair, based on the appraisal and valuation of the Shares conducted by Gocial Gerstein, LLC, an independent, certified public accounting firm, and Ryan Beck did not perform an independent valuation analysis. Ryan Beck has further assumed that the financial budgets and projections provided to Ryan Beck have been reasonably determined, prepared in good faith, based upon reasonable assumptions and reflect the best currently available estimates and judgments of the management of Hanover as to the future financial performance of Hanover. We have not made any independent evaluation or appraisal of the assets or liabilities of Hanover nor its subsidiaries. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities transactions in general. Our opinion is necessarily based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We reserve, however, the right to withdraw, revise or modify our opinion based upon additional information which may be provided to or obtained by us, which suggests, in our judgment, a material change in the assumptions upon which our opinion is based.

This letter and the opinion expressed herein are directed to the Special Committee in connection with its consideration and evaluation of the Proposed Transaction. Our opinion may not be

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                                                          [RYAN BECK & CO. LOGO]


Special Committee of the Board of Directors
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relied upon by the Special Committee or the Board of Directors of Hanover for
any other purpose without our prior written consent. This opinion does not address Hanover's Board of Directors' underlying business decision to approve the Proposed Transaction or constitute a recommendation as to how any member of the Special Committee or the Board of Directors of Hanover should vote with respect to such transaction, nor does it constitute a recommendation as to whether any holder of Shares should tender Shares pursuant to the Proposed Transaction.

This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, except Hanover may include this opinion in its entirety in any materials distributed to the Special Committee or the Board of Directors of Hanover, or as required by the Securities and Exchange Commission in connection with the Proposed Transaction.

Based upon and subject to the foregoing and based upon such matters as we consider relevant, and in reliance upon the appraisal and valuation of the Shares conducted by Gocial Gerstein, LLC, it is our opinion that as of the date hereof the benefits to Hanover of the Proposed Transaction, when viewed together, outweigh the detriments to Hanover of the Proposed Transaction, when viewed together, and, therefore, the Proposed Transaction is fair to the Holders of Hanover.

Very truly yours,

Ryan Beck & Co., Inc.


/s/ RYAN BECK & CO., INC.
--------------------------
    Ryan Beck & Co., Inc.


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